

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Sheldon Bruha
Chief Financial Officer
Millicom International Cellular S.A.
2, Rue du Fort Bourbon
L-1249 Luxembourg
Grand Duchy of Luxembourg

> **Re: Millicom International Cellular S.A.**
> **Form 20-F for the fiscal year ended December 31, 2022**
> **File No. 001-38763**

Dear Sheldon Bruha:

We have reviewed your November 17, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2023 letter.

Form 20-F for the fiscal year ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Results of operations, page 59

1.   Please tell us how you intend to present "Group" results in your results of operations section. If you intend to present Group results on a basis other than consolidated results in accordance with IFRS, for example the disclosures on pages 62 and 67, we may have additional concerns as this may result in the presentation of non-IFRS measures. We refer you to prior comment 4 of our letter dated July 14, 2023.

<u>Item 18. Financial Statements</u>
<u>Consolidated statements of income for the years ended December 31, 2022, 2021 and 2020, page F-5</u>

2.   We note in your response to comment 1 that you intend to remove 'Gross Profit' and rename the "Cost of Sales" line item to "Cost of Goods Sold and Services Rendered." We believe that an investor could misinterpret this line item as one that includes all costs of sales. Please revise the name of this line item to clearly describe the nature of the costs included in and/or excluded from this line item and revise the related footnote disclosure accompanying the expense details accordingly to clarify your presentation.

<u>Note B.3. Segmental information, page F-36</u>

3.   We note your response to prior comments 2 through 5. Please provide us with an update to your previously submitted segment identification analysis that reflects the changes you described during our phone call on December 6, 2023. As part of your response, describe the reasons underlying any changes in your operating and reportable segments, including but not limited to changes in your organization or changes in the financial information regularly reviewed by your CODM. Further, please include a draft of the segment disclosures required under IFRS 8.

4.   We refer to prior comment 3 in your response letter dated August 18, 2023. To the extent you have identified the Honduras joint venture as a separate operating segment and plan to reflect it as if it were a fully consolidated subsidiary in your segment disclosures, please address the following:

   •   Expand on your prior response to describe in detail your basis under IFRS, citing authoritative guidance, for presenting the Honduras joint venture operating segment as if it were a consolidated subsidiary; and
   •   If you plan to include an amount referred to as revenue for the Honduras joint venture in your segment disclosures, please tell us how such disclosure complies with the requirement to disclose revenues from external customers under IFRS 8.23(a).

        Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Savadore Escalon